UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D. C. 20549


                                  FORM 10 - SB


                        GENERAL FORM FOR REGISTRATION OF
                      SECURITIES OF SMALL BUSINESS ISSUERS


      Under Section 12(b) or (g) of the Securities Exchange Act of 1934


                                 MICROBEST, INC.
                 (Name of Small Business Issuer in its charter)


           MINNESOTA                                              41-1864003
(State or other jurisdiction  of                              (I.R.S. Employer
  incorporation or organization)                             Identification No.)


751 Park of Commerce Drive, Suite # 122
            Boca Raton, FL                                        33487-3623
(Address of principal executive offices)                          (Zip Code)

                  Issuer's telephone number: (561) 995-9770


      Securities to be registered pursuant to Section 12 (b) of the Act

                                      NONE

      Securities to be registered pursuant to Section 12 (g) of the Act.

                                  COMMON STOCK
                                (Title of class)

                                 MICROBEST, INC.

                                  FORM 10 - SB

TABLE OF CONTENTS

                                     PART I

ITEM  1.  DESCRIPTION OF BUSINESS........................................    3

ITEM  2.  MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION......    7

ITEM  3.  DESCRIPTION OF PROPERTY........................................    9

ITEM  4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
          MANAGEMENT.....................................................   10

ITEM  5.  DIRECTORS AND EXECUTIVE OFFICERS, PROMOTERS AND CONTROL
          PERSONS........................................................   11

ITEM  6.  EXECUTIVE COMPENSATION.........................................   12

ITEM  7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.................   12

ITEM  8.  DESCRIPTION OF SECURITIES......................................   13

                                     PART II
ITEM  1.  MARKET PRICE  OF AND DIVIDENDS ON THE REGISTRANT'S COMMON
          EQUITY AND RELATED SHAREHOLDER MATTERS.........................   14

ITEM  2.  LEGAL PROCEEDINGS..............................................   14

ITEM  3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS..................   14

ITEM  4.  RECENT SALES OF UNREGISTERED SECURITIES........................   14

ITEM  5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS......................   16

                                    PART F/S
FINANCIAL STATEMENTS OF THE REGISTRANT FOR THE YEARS ENDED
DECEMBER 31 1998 AND 1997 AND INDEPENDENT AUDITORS' REPORT...............  F-1

UNAUDITED FINANCIAL STATEMENTS OF THE REGISTRANT FOR THE
NINE MONTHS ENDED SEPTEMBER 30, 1999 AND 1998............................ F-14

                                    PART III
ITEM   1.  INDEX TO EXHIBITS.............................................   18
ITEM   2.  DESCRIPTION OF EXHIBITS.......................................   18

ITEM 1.  DESCRIPTION OF BUSINESS.

MISSION STATEMENT
Microbest seeks to become the leader in developing cleaning products through applied biotechnology that are effective, environmentally responsible and user-safe.

Microbest's successful application of fundamental biological processes, such as the natural decomposition of organic wastes by harmless bacteria found in our soil systems, has led to the development of its highly effective BioCleansing Systems(R).

Through this breakthrough in applied biotechnology, cleaning more effectively, responsibly and safely than ever before is now a reality. This technology, while providing benefits management believes have never before been achieved, is clearly the solution to the cleaning and disposal of waste grease/oil and organic materials throughout the waste water stream, from the source on floors and industrial surfaces to the improvement of processing efficiencies at waste water treatment facilities.

CONCEPT
Microbest makes and markets its innovative, biologically based cleaning products, named BioCleansing(R) Systems, for the $5 billion domestic commercial, industrial and institutional cleaning products industry. The growing awareness of environmental pressures, manifested by tightening government restrictions and regulations such as the recent Presidential Executive Order 13101 mandating the use of "environmentally preferable" products by all sectors of the government, has added additional focus on the features and benefits of Microbest's innovative products.

Initial development focused on grease trap remediation in restaurants. It was quickly found that the desired biological process resulting in the reduction of collected fats and greases by the digestive action of selected bacterial cultures was hampered by the daily usage and disposal of the restaurant's caustic floor and hard surface cleaning products. The benefit of creating alternative cleaning products that would support the biological process, not hinder it, drove further development. The revolutionary Microbest BioCleansing Systems(R) emerged as powerful, high performance, cost effective, environmentally-safe cleaning systems that outperform traditional floor and hard surface cleaners in foodservice, industrial, institutional, and commercial applications.

Microbest BioCleansing Systems(R) feature all the elements that are popular among users of industrial cleaners and include features such as pre-portioned packaging, high-tech dispensing of bulk concentrate and advanced biodegradability. In addition, the products are designed to be more responsible and safer for the marketplace, targeting current users of industrial grade cleaners who are concerned about the environment and risk management issues relating to employee slip-fall accidents as well as those looking for powerful, cost effective, efficient means of waste grease/oil removal and odor abatement.

BACKGROUND
Michael J. Troup, the inventor/innovator responsible for the BioCleansing System(R), introduced the proprietary products in 1993 after initial research, development, and evaluation. Although early testing focused on grease trap remediation, successive development resulted in the expansion of the Microbest product line, customer base, and market. The business goals evolved to focus on creating more effective and more responsible alternative cleaning products for floors and hard surfaces, which additionally support the biological process of remediation, producing substantial reductions in waste volumes.

The business was started as Microbest Products, Inc. a Florida corporation that was incorporated on January 1, 1993, and subsequently merged into Microbest, Inc., a Minnesota corporation on April 17, 1997. Microbest, Inc. had been incorporated on December 3, 1996, as Emerald Shade, Inc. Microbest's common stock commenced public trading in May 1997 and was approved for trading on the OTC/BB in April 1998.

The trademark registration of the Microbest name and logo design was approved in 1994 (Registration # 1,862,215). Registration of "BioCleansing Systems(R)" was approved in 1997.

The Company is highly dependent upon the efforts and abilities of Mr. Troup, its Chief Executive Officer and Chairman. As founder of the Company, he continues to be the person most responsible for the development of the Microbest product line and market focus.

Mr. Troup holds both a B.S. in Psychology, with minors in chemistry and biology, and an M.A. in Educational Psychology from the University of Toledo. He spent 5 years as an educator, 4 years as a corporate technical sales executive and 19 years as an entrepreneur in the areas of commercial real estate brokerage, development, construction and building products sales. The experiences he developed from these fields as a trainer, team manager and product developer are invaluable components in the success of Microbest to date.

The Company anticipates that it will continue to be dependent on Mr. Troup and that the loss of his services would have a material adverse effect on the Company. The Company currently maintains a key man life insurance policy on the life of Mr. Troup in the amount of $1 million, at a cost of approximately $2,345 per annum.

PRODUCTS
In the opinion of management Microbest's proprietary BioCleansing Systems(R) provide the most effective and cost-saving approach to floor and hard surface cleaning that exists in the present market. By comparison, traditional cleaners are obsolete. This unique system provides biological alternatives to traditional harsh and ineffective chemicals while protecting the user's employees, clientele, physical assets and our environment. This revolutionary technology produces powerful, top-quality cleaning products that are environmentally safe yet deliver a wide range of fully guaranteed benefits beyond cleaning itself, including substantial reduction in slip-fall occurrences and the elimination of odors.

The primary products in the Microbest BioCleansing Systems(R) are:

      Quarry Tile FloorWash                           BioDeodorizer
      Factory FloorWash                               Surface & Glass Cleaner
      Restroom FloorWash                              Grease Trap Treatments
      MultiPurpose Degreaser                          Septic Tank Treatments
      Municipal Waste Water Treatments

All products are manufactured for Microbest by third parties under protective agreements according to Microbest's proprietary specifications and in compliance with government regulations and guidelines. Biological components are produced in ISO 9000 facilities with strict adherence to prevailing USDA Laboratory Guidelines. In addition to conventional bulk packaging for dilution and dispensing systems, the Microbest product line utilizes new, convenient, pre-portioned pouch packaging designed for easy use, enhanced control and less packaging materials. Pouches are also an effective sampling vehicle.

MARKET
The current industrial and institutional cleaning market is fractionated, comprised of multiple suppliers, various channels of distribution, and a wide range of end-users. Microbest is focused on the spectrum of foodservice and industrial opportunities where cleanliness and risk management are critical and waste grease and oil residue is a problem.

The majority of cleaning product companies try to compete on price or service, rather than focusing on quality. Microbest's products demonstrate so well on the first use that the remarkable quality and effectiveness are immediately evident. In addition to cleaning, continued tightening of government restrictions and regulations regarding waste disposal provides for new sub-markets within the cleaning industry, creating what is virtually an untapped opportunity for effective and economical biological cleaning alternatives that reduce waste volumes.

With pricing integral to driving the business, the pricing strategy is to deliver to the marketplace not only the substantial benefits of the BioCleansing Systems(R) but also aggressive, competitive pricing. Cost-effective manufacturing and low company overhead support this pricing strategy as volumes increase. As current sales continue to expand to match anticipated volumes on which initial pricing strategies were based, the Company is moving successfully toward achieving its projected cost effectiveness. Pricing itself is further enhanced by the range of additional benefits delivered by the BioCleansing Systems(R), such as reduction in slip-fall accidents, elimination of tile and grout erosion, and elimination of odors.

Marketplace experience shows that once the product is used, loyalty and repurchase are reinforced through the recognition of obtaining high quality at a competitive price together with significant labor reduction and savings achieved in the other areas identified above.

MARKETING AND SALES
The Company is focused on aggressive sales expansion through direct sales to regional chains, national accounts and government agencies. Sales through distributors are supported by corporate sales staff together with national coverage provided by over 40 manufacturer's reps.

The innovative Microbest "Distributor Pull-Through Program" approaches distributor sales growth by "pulling" products through distribution with faxing, sampling and phone sales to obtain initial orders direct by Microbest staff to the distributors' customers on behalf of the distributor. The "Pull-Through Program" has led to record third quarter 1999 sales in excess of 48% ahead of the same period in 1998 and an increase in year-to-date sales of 27% over 1998.

Expansion of the existing MICROBEST.NET web site, when completed in the fourth quarter of 1999, will enable interactive distributor support and training as well as e-commerce for on-line purchasing.

With over 100 stocking distributors in place, national presence is supported by conventional wholesaler systems in foodservice, janitorial/sanitation, paper/chemical, and industrial markets.

End-users consist of major national chain and franchisee restaurant groups, regional restaurant chains, independent restaurants, hotels, school systems, universities, US Military, health care facilities, salons, contract cleaning companies, machine shops, industrial facilities and municipal wastewater treatment systems.

Encouraged by the success of its initial market penetration in the food service industry, the Company is marketing to industrial factories where hydrocarbon oil and grease are a problem, auto repair and maintenance facilities, including auto dealers, USDA food processing facilities, and the pet industry.

Recent restructuring in the USDA and the elimination of its "product authorization program" opens the food processing market to the BioCleansing Systems(R). Second generation product development will see movement into such areas as waste water treatment products, residential septic tank treatments, gray water treatment for ships, boats and motor homes, diesel boat bilge treatment and odor control and cleaning products for the veterinarian market.

COMPETITION
The Company competes with large and small companies engaged in the development, marketing and sales of cleaning products. Many of these competitors have significant financial, research and development, marketing and sales resources. The Company is not aware of any competitor that markets biologically-based cleaning products similar to the Company's products.

The Company believes that its ability to compete effectively with these competitors will depend on (1) the talents and abilities of Mr. Troup and his management team, (2) its ability to develop and maintain strategic relationships within the industries that will have a strong demand for its unique biologically-based cleaning products, and (3) its ability to establish strong consumer preference for the use of the Company's cleaning products.

REGULATION
The Company knows of no current or pending forms of regulation, legislation or laws intended to prohibit or limit the application of its technology, products or any of the components inherent in its formulations.

The Microbest BioCleansing Systems(R) bring users of the Systems into compliance with hazardous materials regulations and environmental laws.

PATENT/PROPRIETARY PRODUCT PROTECTION
The Company's existing proprietary product line is not protected under U.S. or foreign patents. The Company relies on proprietary trade secrets and confidentiality agreements to protect the formulae of its products. This strategy was embraced to eliminate formulation disclosure under patent application and the potential expense of patent defense in the courts. While "reverse engineering" is a possibility, after six years the Company's products have not been duplicated. Several formidable competitors seek to have the Microbest product line available to them on a licensed or private label basis.

The Company believes that its existing products do not infringe upon the intellectual property rights of any other person or entity.

SOURCE, MANUFACTURE AND AVAILABILITY OF COMPANY'S PRODUCTS The Company out-sources the majority of its manufacturing and fulfillment services. This strategy has been very successful to date in providing flexibility to service markets from a variety of locations while eliminating the capital expenditures and fixed overhead required in maintaining additional Company operated locations.

EMPLOYEES
As of November 5, 1999, the company employed 12 full time employees and 2 part time employees. The Company believes it has satisfactory relations with its employees.


ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION.

The following Management's Discussion and Analysis should be read in conjunction with the financial statements and related notes thereto that appear elsewhere herein.

BACKGROUND AND FINANCIAL HISTORY
Although Microbest has been in existence since 1993, the company has not yet developed its operating plan to the place where it can sustain profitable operations. Prior to a merger on April 17, 1997 (see note 1 to notes to financial statements), the company was essentially involved in product development and market testing. Starting in 1997 the company began concentrating its marketing efforts in the food service industry, with a view to developing a presence for its products in that market.

The Company has not been able to generate sufficient cash flow from operations throughout its history to fund operations, including its marketing development plans and the concentration of marketing efforts in the food service industry. For the 33 month period through September 30, 1999, the company generated $975,000 in net revenues. During this same period the company expended $2,965,000 to cover operating expenses, salaries and wages, cost of materials sold and capital expenditures. The Company raised $1,995,000 in investor capital during this period to fund the shortfall in working capital. Of the total raised, $1,645,000 was from the sale of the Company's common stock and $350,000 was in the form of advances from a related party (see note 11 to notes to financial statements).

On October 21, 1999 the Company agreed to issue $350,000 of Promissory Notes to settle the advances. Of this amount, $200,000 will bear interest at 8 3/4%, mature in five years with an option (after 18 months) to convert into shares of the Company's common stock at a 20% discount to the market. The balance of $150,000 will bear interest at 12 3/4%, mature in one year and also receive 50,000 shares of common stock in settlement.

The business of developing, marketing and selling the Company's biological cleaning products is capital intensive. The Company intends to continue its selling and marketing efforts and will require additional capital in order to continue operating at the current level, to expand its business, and to fund production and development costs. Management of the Company believes it has access to sufficient sources of working capital to fund continuing operations. The Company is unable to assure that additional capital financing will be available. Without such financing, the Company will not be able to continue at its present operational level or fully implement its business strategy. In September 1999 the Company negotiated for $500,000 of additional financing through the private sale of restricted shares of its common stock. Management of the company believes this financing will meet the working capital needs of the Company through the balance of 1999. The Company will require additional financing, not yet arranged, to fund operations into the new year.

As indicated above, the Company raised $1,645,000 of its invested funds through the private sales of its common stock relying on exemptions from registration under the Securities Act of 1933. To continue such sales of its common stock has recently become more costly to the

Company because of the recent decline in the market price of the Company's common stock on the OTC/BB. The low bid price dropped from $.75 in the first quarter of 1999 to $.187 in October 1999. If the Company is unable to raise capital through the sale of its common stock or is unable to find alternative sources of investor funds, the Company's ability to continue its present level of operations will be in jeopardy.


The following table summarizes the Company's condensed financial position and condensed operating results for the two year and nine month period through September 30, 1999:

                                                          ($ IN THOUSANDS)
                                       ----------------------------------------------------
                                                                          (UNAUDITED)
                                          YEAR ENDED DEC.31          9 MO. ENDED SEPT. 30
                                       ------------------------    ------------------------
                                          1998          1997          1999          1998
                                       ----------    ----------    ----------    ----------
BALANCE SHEET DATA
Working Capital (Deficit) ..........   $     (427)   $     (122)   $     (301)   $      (93)
Total Assets .......................   $      213    $       60    $      238    $      248
Total Liabilities ..................   $      582    $      169    $      675    $      360
Stockholders Equity (Deficit) ......   $     (368)   $     (109)   $     (457)   $     (112)


STATEMENT OF OPERATIONS DATA
Net Sales ..........................   $      377    $      190    $      404    $      297
Gross Profit (Loss) ................   $       50    $      (10)   $      166    $       85
Expenses ...........................   $    1,210    $      441    $      772    $      725
Net Income (Loss) ..................   $   (1,160)   $     (451)   $     (606)   $     (640)


FINANCIAL CONDITION

The Company's financial position deteriorated in 1998 as accounts payable and short term financing increased at a greater rate than the growth in accounts receivable and inventory. Accordingly, negative working capital increased to $427,000 at the end of 1998 from $122,000 at the end of 1997. Total liabilities at the end of 1998 include an increase, from a year earlier, of $238,000 in short term financing and $160,000 in accounts payable and accrued expenses. At the end of September 1999 negative working capital increased to $301,000 compared with $93,000 at the end of September 1998, reflecting the aforementioned increases in notes and accounts payable.

The Company's accumulated deficit is directly attributable to the inability to increase sales quickly enough to fund the marketing efforts that, in the opinion of management, are necessary to realize the required level of revenues to attain profitable operations. The financial shortfall of this strategy is that it requires the continuous infusion of investor capital to keep the Company running and creates an environment where ongoing commitments (including payroll and operating expenses) are met on a month-to-month basis. The danger is that the Company may run out of funds to continue sales and marketing efforts before it can achieve a sustaining level of sales. The Company has no plans to further increase the number of employees, or for significant capital expenditures, until sufficient investor capital is raised or until revenues increase substantially.

OPERATING RESULTS

In 1997 and 1998 the Company increased its operating expenses significantly to support the marketing expansion plan initiated at the beginning of 1997. The Company had only two full time employees at the beginning of the year, by the end of the year there were four employees. This increased to six employees early in 1998, to 10 by the end of that year and to 12 full time employees in September 1999. The majority of this staff is involved with sales and marketing.

The Company moved into expanded office facilities early in 1998, thereby increasing office occupancy expenses and related expenses of supporting the expanded sales and marketing staff. Salaries and wages increased to $588,000 in 1998 from $167,000 in 1997. Office occupancy costs increased to $204,000 in 1998 from $52,000 in 1997. Marketing expenses increased to $75,000 in 1997 and to $191,000 in 1998. Professional fees increased to $25,000 in 1997 and to $45,000 in 1998.

For the nine-month period ending September 30, 1999, as compared to the similar 1998 period, the Company's operating loss decreased by $9,000, which represents a $80,000 improvement in gross profit offset by a $71,000 increase in operating expenses.

PLAN OF OPERATION

The Company plans to continue its current strategy of developing a presence for its products in the food service industry. Additionally, work needs to continue on rounding out the product line and expanding penetration into other target markets. This strategy will continue to require significant additional ongoing investor financing. While management of the Company believes it will be able to arrange the necessary financing to support its plan, if it is unable to, there is substantial doubt that the Company will be able to continue its current marketing efforts.

As described above, the Company's expenditures to date have greatly exceeded its revenues even though those revenues have shown growth from year to year (sales for the year 1999 will approximate $600,000 compared with $377,000 in 1998). The company anticipates continued sales growth in the coming year and anticipates that expenditures will continue at or near the current level. Based on this scenario, it is anticipated that beginning in January 2000 the Company's need for additional investor capital will begin to decrease each month as the Company's plan develops.

"Y2K" ISSUE
Management of the Company believes it is in full compliance with the "Y2K" issue. The Company operates an internal Local Area Network for all of its computer operations and all the software and substantially all the hardware in use will successfully pass through the new year without disruption. Based on discussions with its major vendors, the Company believes there will be no interruption from its vendors that will interfere with the Company's operations. Management of the Company believes that the "Y2K" issue will not have a material effect on the Company's business, results of operations or financial condition.


ITEM 3.  DESCRIPTION OF PROPERTY.

All of the operations of the Company are conducted from premises leased from unaffiliated landlords.

Pursuant to a lease agreement with Triad Properties, the company leases approximately 3,000 square feet of usable space located at 751 Park of Commerce Drive, Suite 122, Boca Raton,

Florida as its principal executive offices, as well as marketing, administration and product development facilities. The lease runs through March 2003, with annual rental of approximately $26,000. This is a modern CBS and Steel, class B building in a major Boca Raton office park, with 2500 square feet of office space and a 500 square foot warehouse.

The company also leases approximately 2,400 square of usable space under a short-term rental agreement with Henry Colombi, at 4301 Oak Circle Drive, Boca Raton, Florida. This facility is used as a temporary warehouse and distribution facility at a monthly rental of $1,696. This is a CBS and steel warehouse, with 500 square feet of office space in a strategically located industrial section of Boca Raton, convenient to transportation.

The company considers its current leased facilities adequate for its operations. In the event either of these leases was terminated or not renewed, management believes adequate alternative space is available under comparable terms and conditions.


ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

The following table sets forth as of September 30, 1999 the beneficial ownership of the Company's 14, 238,909 outstanding shares of common stock and 40,040 outstanding shares of preferred stock by any persons who own of record or are known to own, beneficially, more than 5% of the Company's common or preferred stock and each director and executive officer of the Company and all directors and officers as a group.

                    NAME AND ADDRESS        AMOUNT AND NATURE OF      PERCENT
TITLE OF CLASS    OF BENEFICIAL OWNER          BENEFICIAL OWNERSHIP  OF CLASS
---------------   ---------------------------  --------------------  --------
Common Stock      Michael J. Troup                 1,896,638(1)        13.3%
Preferred Stock   Michael J. Troup                    36,200           90.4%
                  1117 Island Dr.
                  Delray Beach, FL 33483

Common Stock      Matthew J. Bruderman             1,275,000(2)         8.9%
                  1 World Trade Center
                  Suite 1153
                  New York, NY 10048


Common Stock      Carter Reames                      155,000            1.1%
                  6440 Tanacrest Ct. N. W.
                  Atlanta, GA 30328

Common Stock      William J.Breslin                  127,500(3)          .9%
                  1764 N. W. 88 Way
                  Coral Springs, FL 33071

Common Stock      All officers and directors       3,454,138            24.2%
Preferred Stock   as a group (4)                      36,200            90.4%

All of the above are directors of the company. Mr. Troup is the Chairman of the Board and the C.E.O. of the company. Mr. Breslin is secretary, treasurer and the C.F.O. of the Company.

1. Includes 1,492,628 shares issued to the Michael J. Troup Trust, 20,000 shares issued to Lindsey Troup and 19,000 shares issued to Peter Troup with respect to which Mr. Troup claims beneficial ownership. Lindsey and Peter Troup are Mr. Troup's children.
2. Mr. Bruderman and the firm he controls, M J Bruderman & Company, Inc., have an agreement with the company to provide financial consulting services to the company. Includes 275,000 shares issued to M. J. Bruderman & Co. Inc., with respect to which Mr. Bruderman claims beneficial ownership.
3. Includes 5,000 shares issued to Heather A. Breslin and 5,000 shares issued to Holly A. Breslin with respect to which Mr. Breslin claims beneficial ownership. Heather and Holly Breslin are Mr. Breslin's daughters.


ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

The directors and executive officers of the company are:

NAME                          AGE       POSITION
----                          ---       --------
Michael J. Troup              53        Chairman of the Board and
                                          Chief Executive Officer
William J. Breslin            62        Director and secretary, treasurer and
                                          Chief Financial Officer

Matthew J. Bruderman          28        Director

Carter Reames                 65        Director


MICHAEL TROUP, CHAIRMAN OF THE BOARD AND CHIEF EXECUTIVE OFFICER provided the concept, initial investment capital and entrepreneurial drive necessary to bring the Microbest proprietary products to market. The holder of an undergraduate degree in Psychology, with minors in chemistry and biology, and an M.A. in Educational Psychology from The University of Toledo, Mr. Troup brings to the management team more than 25 years of experience in manufacturing, marketing and concept development. Mr. Troup has been employed full time by the Company since January 1993 as its C.E.O.

WILLIAM J. BRESLIN, DIRECTOR AND CHIEF FINANCIAL OFFICER brings over 35 years of diversified financial experience to Microbest. Mr. Breslin began his career with Price Waterhouse where he developed specialities in corporate finance, business development, and acquisitions and mergers. He spent 15 years in corporate financial management as a senior financial executive with such companies as Hartz Mountain Corporation, The Washington Post Corporation and The Zondervan Publishing Company. For the last 10 years Mr. Breslin has been an independent consultant to emerging growth companies in his areas of specialty. Mr. Breslin is a Certified Public Accountant in the states of New York and Florida. He holds an undergraduate degree from Iona University with a major in accounting. Mr. Breslin joined the company as CFO on January 1, 1999 and became a Director on April 8, 1999.

MATTHEW J. BRUDERMAN, DIRECTOR is President and CEO of M. J. Bruderman & Company, Inc., an international money management firm based in New York. Mr. Bruderman, who represents the third generation of Bruderman family presence on Wall Street, brings to Microbest his experience in financing developing companies, and his relationships in the investment banking community. Mr Bruderman has been in his present position for the past five years. Mr. Bruderman became a director of the Company on June 22, 1998.

CARTER REAMES, DIRECTOR Chief Executive Officer of Reames Realty Advisors, a firm based in Atlanta and specializing in commercial real estate advisory services and acquisitions. Prior to his real estate investment activities, Mr. Reames held technical and management positions in the chemical manufacturing industry, and brings an array of engineering and entrepreneurial talents to the Microbest Board. Mr. Reames became a director of the company on October 8,1998.


ITEM 6. EXECUTIVE COMPENSATION.

The following table sets forth the total compensation paid to the Company's chief executive officer for the last three completed fiscal years. No other executive officer of the Company received compensation of $100,000 or more in any year the Company has been in existence.


                                   ANNUAL COMPENSATION   OTHER
NAME AND PRINCIPAL POSITION   YEAR   SALARY   BONUS  COMPENSATION
----------------------------  ----  --------  -----  ------------
Michael J. Troup,  C.E.O      1998  $105,000  None   $10,000(1)
                              1997  $70,000   None      None
                              1996  $60,000   None      None

Patrick Cioffi, President(2)  1998  $87,950   None   $15,985

William J. Breslin(3)         1998  None      None   $16,500

--------------------
1. Includes $6,500 in lease payments on a vehicle the Company provides to Mr. Troup and $3,500 in health club dues the Company pays for his benefit.
2. Mr. Cioffi joined the Company as its president on November 3, 1997 and served in that capacity until December 8, 1998 when he was terminated for cause. As a result of his dismissal the agreement between the Company and Mr.Cioffi was deemed void and the stock compensation arrangement with him was cancelled. Mr. Cioffi has filed an action against the Company, claiming damages. The company has initiated a counterclaim against Mr. Cioffi for breach of contract.
3 Mr. Breslin joined the company as its CFO on January 1, 1999 at an annual salary of $78,000. Prior to that he worked as an independent consultant to the company performing the services of the CFO on a part-time basis.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

On June 12, 1998, the Company entered into a two year agreement with Matthew J. Bruderman, a member of the Company's Board of Directors and beneficial owner of 8.6% of the Company's common stock. Mr. Bruderman owns and operates M. J. Bruderman & Company, Inc., an SEC registered investment advisory firm (the "Firm"). Under the terms of the agreement, the Firm is to provide financial consulting services to the company, including but not limited to, assisting in the raising of investment capital for the Company. As compensation for such services, the Company issued 1,275,000 shares of its common stock to the Firm.

ITEM 8. DESCRIPTION OF SECURITIES.

Common Stock

The Company is authorized to issue 100,000,000 shares of common stock, $.001par value. As of September 30, 1999 there were 14,238,909 shares issued and outstanding, all of which are validly issued, fully paid and nonassessable. The Company has not declared nor paid any dividends since its inception, and it is not likely that any dividends will be declared at any time in the near future. Any dividends will be subject to the discretion of the company's Board of Directors, and will depend upon, among other things, the operating and financial condition of the company, its capital requirements and general business conditions.

All common shares have one vote per share on all matters to be voted upon by the shareholders. Cumulative voting in the election of directors is not allowed and a quorum for shareholder meetings result when a majority of issued and outstanding shares are present in person or by proxy.

The Company previously issued 300,000 shares of its common stock in settlement of a dispute. Through April 2000, the company has the option to repurchase the shares at a price of $2.25, if the Company has not so acted by that date then the creditor for a ten day period has the right to "put" the shares to the Company at a price of $1.50 per share.

On March 25, 1999, the Company's Board of Directors approved a qualified incentive stock option plan and reserved 1,000,0000 shares of common stock for options to be granted under the plan. As of November 5, 1999 no options have been granted under the plan.

Preferred Stock

The Company is authorized to issue 50,000,000 shares of preferred stock, $.01 par value. As of September 30, 1999 there were 40,040 preferred shares issued and outstanding. The preferred stock is convertible into common stock at a ratio of 10 common shares for each preferred share, at a conversion price of $.10 per share. The conversion period expires April 17, 2002. Prior to conversion, each preferred share has 10 votes. The preferred stock is not registered with the Securities and Exchange Commission.

Promissory Notes

On October 21, 1999, the Company issued $200,000 of Convertible Promissory Notes. The notes bear interest at 8 3/4% and mature in five years. After 18 months and until maturity, the outstanding balance of principal and interest shall be convertible, at the option of the holder, into shares of the Company's common stock at a conversion price 20% below the average closing bid prices of the common stock for the prior 90 days.

Also on October 21, 1999, the Company issued a $150,000 promissory note, due in one year with interest at 12 3/4%. The holder of the note will also receive 50,000 shares of the Company's common stock.

                                     PART 11

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S
        COMMON EQUITY AND RELATED SHAREHOLDER MATTERS.

The Company has not paid any dividends on shares of its common or preferred stock since inception and the Board of Directors of the Company does not anticipate declaring or paying any dividends on the common or preferred stock in the foreseeable future. The Company currently intends to utilize any positive cash flow it may achieve for the development of its business and ongoing working capital needs.

The Company's common stock has been trading on the NASD OTC Bulletin Board since March 2, 1998, using the symbol MBST. The following table sets forth the range of high and low bid quotations for the periods indicated as reported by National Quotation Bureau, Inc. Such quotations reflect prices between dealers, without retail mark-up, markdown or commission and may not represent actual transactions.

                                                  HIGH BID               LOW BID
                                                  --------               -------
March 2, 1998 through March 31, 1998                  none                  none
April 1, 1998 through June 30, 1998                  $1.75                $1.125
July 1, 1998 through September 30, 1998             $1.375                 $0.42
October 1, 1998 through December 31, 1998            $2.06                 $0.58
January 1, 1999 through March 31, 1999               $1.50                 $0.75
April 1, 1999 through June 30, 1999                  $1.19                $0.625
July 1, 1999 through September 30, 1999             $0.875                $0.187

ITEM 2. LEGAL PROCEEDINGS

On December 8, 1998 the Company terminated for cause, the employment of its former president. As a result of the dismissal and for the reasons behind it, the agreement with the officer was deemed void and the officer's stock compensation arrangement was cancelled. Counsel to the Company has advised management that its actions are appropriate in the circumstances. The officer has filed an arbitration action against the Company claiming damages. The Company has initiated a counterclaim against the officer for breach of contract and plans to vigorously and aggressively defend the claims against the Company and to prosecute the officer for his improper and unlawful behavior.

ITEM 3. CHANGES IN AND DISAGREEMENT WITH ACCOUNTANTS.

None

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES

The following provides information concerning all sales of securities that the Company sold within the past three years relying on exemptions from registration under the Securities Act of 1933.

On December 31, 1996 the Company issued 3,965,625 shares of common stock for $10,000 cash without registration under the Securities Act of 1933 pursuant to an exemption under Rule 504 of Regulation D.

On April 17, 1997 the Company issued 3,950,500 shares of common stock and 40,040 shares of preferred stock to the former shareholders of Microbest Products, Inc., and others, in connection with the merger of that entity into the Company (see notes to financial statements). These shares were issued in reliance upon
Section 4 (2) of the Securities Act of 1933.

From March 1, 1997 through December 31, 1997 the Company issued 526,000 shares of common stock for cash of $301,381 without registration pursuant to an exemption from registration under Rule 504. Includes 169,773 shares issued in settlement of $92,709 advanced to the Company prior to 1997.

Between May 7, 1997 and October 10, 1997 the Company also issued 886,856 shares of common stock for cash of $107,500 and services of $20,000 without registration in reliance on Section 4 (2) of the Securities Act of 1933. The Company has received subscription agreements from the purchasers of Section 4
(2) shares acknowledging they are sophisticated investors who have had access to the Company's management and financial records.

From January 20, 1998 through December15, 1998 the Company issued 1,658,102 shares of common stock for cash of $782,150 without registration pursuant to an exemption from registration under rule 504.

Between April 1, 1998 and December 14, 1998 the Company also issued 2,048,500 shares of common stock for cash of $93,000 and services of $50,000 without registration in reliance upon section 4 (2) of the Securities Act of 1933, as 144 restricted shares.

From the period January 1, 1999 through September 30, 1999 the company issued 1,197,701 shares of common stock for cash of $537,084. Of the shares issued, 56,275 were issued pursuant to rule 504 and 1,141,426 were issued pursuant to section 4(2).

The following is a tabular presentation of the sales of common shares listed above:
                         TYPE OF                           CASH OR
DATES OF  ISSUE          EXEMPTION  NUMBER OF SHARES  SERVICES RECEIVED
-----------------------  ---------  ----------------  -----------------
December 31, 1996              504         3,971,250            $10,000
April 17, 1997                4 (2)        3,950,500               -
During 1997                    504           877,856           $301,381
During 1997                   4 (2)          535,000           $127,500
                                    ----------------  -----------------
Total through 1997                         9,334,606           $438,881
During 1998                    504         1,658,102           $782,650
During 1998                   4 (2)        2,048,500           $143,000
                                    ----------------  -----------------

                         TYPE OF                           CASH OR
DATES OF  ISSUE          EXEMPTION  NUMBER OF SHARES  SERVICES RECEIVED
-----------------------  ---------  ----------------  -----------------
Total through 1998                        13,041,208         $1,364,531
                                    ----------------  -----------------
During 1999                    504            56,275            $42,500
During 1999                   4 (2)        1,141,426           $494,584
Total  through 9/30/99                    14,238,909          $1,901,61
                                    ----------------  -----------------

ITEM  5.   INDEMNIFICATION OF DIRECTORS AND OFFICERS

Section 607.0850 of the Florida Business Corporation Act provides that officers and directors may be indemnified by the Company for any liability incurred by them while acting within the scope of their duties as officers and directors of the Company, except for acts of intentional misconduct or unlawfulness. The Company's Bylaws provide that the Company shall indemnify all officers and directors to the fullest extent provided by Florida law. The Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy and is unenforceable.

The Company has not purchased a policy of errors or omissions liability insurance to cover its indemnification obligations.

                                    PART F/S

THE FOLLOWING FINANCIAL STATEMENTS ARE INCLUDED HEREIN:

                          AUDITED FINANCIAL STATEMENTS

INDEPENDENT AUDITORS' REPORT

BALANCE SHEETS AS OF DECEMBER 31, 1998, 1997 AND 1996

STATEMENTS OF OPERATIONS FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT) FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997

STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997

NOTES TO FINANCIAL STATEMENTS


                     UNAUDITED INTERIM FINANCIAL STATEMENTS

BALANCE SHEETS AS OF SEPTEMBER 30, 1999 AND 1998

STATEMENTS OF OPERATIONS FOR THE  NINE MONTHS ENDED SEPTEMBER 30, 1999 AND 1998

STATEMENTS OF CASH FLOW FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1999 AND 1998

                                    PART III



ITEM 1. INDEX TO EXHIBITS

 EXHIBIT NUMBER               DESCRIPTION OF EXHIBITS
 --------------               -----------------------
   Number 1                         Plan of Merger

   Number 2                         Articles of Incorporation

   Number 3                         By - Laws



                                   SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                           MICROBEST, INC.



                                           BY /s/ Michael J. Troup
                                                  MICHAEL J. TROUP,
                                           PRESIDENT AND CHIEF EXECUTIVE OFFICER

                                 MICROBEST, INC.

                              FINANCIAL STATEMENTS
                           DECEMBER 31, 1998 AND 1997

                                TABLE OF CONTENTS


                                                                            PAGE
                                                                            ----
      INDEPENDENT AUDITORS' REPORT                                           F-2

      FINANCIAL STATEMENTS

              Balance Sheets                                                 F-3

              Statements of Operations                                       F-4

              Statements of Changes in Stockholders' Deficit                 F-5

              Statements of Cash Flows                                       F-6

      NOTES TO FINANCIAL STATEMENTS                               F7 through F13

                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of Microbest, Inc.

We have audited the accompanying balance sheets of Microbest, Inc. (the "Company") as of December 31, 1998 and 1997, and the related statements of operations, changes in stockholders' equity (deficit), and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Microbest, Inc. as of December 31, 1998 and 1997, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has a deficit in working capital and has suffered cumulative losses from operations since inception. This raises substantial doubt about the Company's ability to continue as a going concern. Management's plan in regard to these matters is also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.




                                      /s/ Ahearn, Jasco + Company, P.A.
                                          AHEARN, JASCO + COMPANY, P.A.
                                          Certified Public Accountants

Pompano Beach, Florida
May 12, 1999

                              MICROBEST, INC.
                               BALANCE SHEETS
                         DECEMBER 31, 1998 AND 1997
--------------------------------------------------------------------------------

                                                                                   1998                1997
                                                                                -----------         -----------
                                     ASSETS
CURRENT ASSETS:
   Cash and cash equivalents ...........................................        $    56,554         $     6,362
   Accounts receivable, net of allowances of $8,540
    in 1998 and $1,654 in 1997 .........................................             41,681              17,522
   Inventories, net ....................................................             42,457              23,200
                                                                                -----------         -----------

         TOTAL CURRENT ASSETS ..........................................            140,692              47,084

PROPERTY AND EQUIPMENT, net ............................................             67,594               8,087

OTHER ASSETS ...........................................................              4,875               4,875
                                                                                -----------         -----------

         TOTAL .........................................................        $   213,161         $    60,046
                                                                                ===========         ===========

                   LIABILITIES AND STOCKHOLDERS' DEFICIT

CURRENT LIABILITIES:
   Accounts payable and accrued expenses ...............................        $   265,799         $   105,708
   Current portion of capital lease obligation .........................              1,981                --
   Loan payable ........................................................            100,000              63,609
   Advances from a related entity ......................................            200,000                --
                                                                                -----------         -----------

         TOTAL CURRENT LIABILITIES .....................................            567,780             169,317
                                                                                -----------         -----------

LONG-TERM PORTION - Capital lease obligation ...........................             13,884                --
                                                                                -----------         -----------

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS' DEFICIT:
   Preferred stock, 50,000,000 shares authorized,
    at stated value ....................................................                400                 400
   Common stock, 100,000,000 shares authorized,
    at stated value ....................................................             13,041               9,335
   Additional paid-in capital ..........................................          1,326,490             429,546
   Deficit .............................................................         (1,708,434)           (548,552)
                                                                                -----------         -----------

         STOCKHOLDERS' DEFICIT, NET ....................................           (368,503)           (109,271)
                                                                                -----------         -----------

         TOTAL .........................................................        $   213,161         $    60,046
                                                                                ===========         ===========

              See accompanying notes to financial statements.

                              MICROBEST, INC.
                          STATEMENTS OF OPERATIONS
               FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997
--------------------------------------------------------------------------------

                                                                                                1998                       1997
                                                                                            ------------               ------------
SALES ........................................................................              $    376,602               $    190,636

COST OF SALES ................................................................                   327,087                    200,803
                                                                                            ------------               ------------
         GROSS MARGIN (LOSS) .................................................                    49,515                    (10,167)

ADMINISTRATIVE EXPENSES ......................................................                 1,190,644                    435,486
                                                                                            ------------               ------------
         LOSS FROM OPERATIONS ................................................                (1,141,129)                  (445,653)

INTEREST EXPENSE .............................................................                    18,753                      5,725
                                                                                            ------------               ------------
         LOSS BEFORE PROVISION FOR INCOME TAXES ..............................                (1,159,882)                  (451,378)

PROVISION FOR INCOME TAXES ...................................................                      --                         --
                                                                                            ------------               ------------
         NET LOSS ............................................................              $ (1,159,882)              $   (451,378)
                                                                                            ------------               ------------

LOSS PER COMMON SHARE:
   Basic and diluted .........................................................              $     (0.100)              $     (0.059)
   Weighted average common shares outstanding ................................                11,597,027                  7,591,589
                                                                                            ------------               ------------

              See accompanying notes to financial statements.

                                 MICROBEST, INC.
                  STATEMENT OF CHANGES IN STOCKHOLDERS' DEFICIT
                 FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997
--------------------------------------------------------------------------------

                                              PREFERRED STOCK                 COMMON STOCK                               FUNDS
                                        ---------------------------   -----------------------------    ADDITIONAL    ADVANCED FOR
                                                       STATED VALUE                   STATED VALUE      PAID-IN      SUBSEQUENTLY
                                        # OF SHARES   $.01 PER SHARE  # OF SHARES   $.001 PER SHARE     CAPITAL      ISSUED STOCK
                                        -----------   -------------   -----------   ---------------   -----------    ------------
STOCKHOLDERS' EQUITY (DEFICIT), .....            40   $           1     3,971,250   $         3,971   $    56,028    $     92,709
 December 31, 1996

Stock issued pursuant to a merger and
 recapitalization (see Note 2) ......        40,000             399     3,950,500             3,951        (4,350)           --

Issuance of common stock for cash ...          --              --       1,012,856             1,013       358,268         (92,709)

Issuance of common stock for services          --              --         400,000               400        19,600            --

Net loss for the year ended
 December 31, 1997 ..................          --              --            --                --            --              --

STOCKHOLDERS' DEFICIT,
 December 31, 1997 ..................        40,040             400     9,334,606             9,335       429,546            --

Issuance of common stock for cash ...          --              --       2,706,602             2,706       847,944            --

Issuance of common stock for services          --              --       1,000,000             1,000        49,000            --

Net loss for the year ended
 December 31, 1998 ..................          --              --            --                --            --              --

STOCKHOLDERS' DEFICIT,
 December 31, 1998 ..................        40,040   $         400    13,041,208   $        13,041   $ 1,326,490    $       --
                                        -----------   -------------   -----------   ---------------   -----------    ------------

                                                        STOCKHOLDERS'
                                                           EQUITY
                                         DEFICIT       (DEFICIT), NET
                                         -----------   -------------
STOCKHOLDERS' EQUITY (DEFICIT), .....    $(97,174)     $      55,535
 December 31, 1996

Stock issued pursuant to a merger and
 recapitalization (see Note 2) ......       --                  --

Issuance of common stock for cash ...       --               266,572

Issuance of common stock for services       --                20,000

Net loss for the year ended
 December 31, 1997 ..................    (451,378)          (451,378)

STOCKHOLDERS' DEFICIT,
 December 31, 1997 ..................    (548,552)          (109,271)

Issuance of common stock for cash ...       --               850,650

Issuance of common stock for services       --                50,000

Net loss for the year ended
 December 31, 1998 ..................    (1,159,882)      (1,159,882)

STOCKHOLDERS' DEFICIT,
 December 31, 1998 ..................    $(1,708,434   $    (368,503)
                                         -----------   -------------

              See accompanying notes to financial statements.

                           MICROBEST, INC.
                          STATEMENTS OF CASH FLOWS
               FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997
--------------------------------------------------------------------------------

                                                                                               1998           1997
                                                                                           -----------    -----------
CASH FLOWS FROM OPERATING ACTIVITIES:
   Net loss ............................................................................   $(1,159,882)   $  (451,378)
   Adjustments to reconcile net loss to net cash
    used in operating activities:
      Depreciation .....................................................................         9,756          2,120
      Common stock issued for services .................................................        50,000         20,000
      Interest accrued on loan payable .................................................        36,391           --
      Changes in certain assets and liabilities:
         Accounts receivable ...........................................................       (24,159)       132,699
         Inventories ...................................................................       (19,257)        (8,000)
         Accounts payable and accrued expenses .........................................       160,091         53,148
         Other .........................................................................          --           (4,875)
                                                                                           -----------    -----------
         NET CASH USED IN OPERATING ACTIVITIES .........................................      (947,060)      (256,286)
                                                                                           -----------    -----------
CASH FLOWS FROM INVESTING ACTIVITY - Acquisition
 of property and equipment .............................................................       (53,398)        (4,475)
                                                                                           -----------    -----------
CASH FLOWS FROM FINANCING ACTIVITIES:
   Proceeds from stock sales ...........................................................       850,650        266,572
   Advances from a related entity ......................................................       200,000           --
                                                                                           -----------    -----------
         NET CASH PROVIDED BY FINANCING ACTIVITIES .....................................     1,050,650        266,572
                                                                                           -----------    -----------
         NET INCREASE IN CASH AND CASH EQUIVALENTS .....................................        50,192          5,811

CASH AND CASH EQUIVALENTS, Beginning of year ...........................................         6,362            551
                                                                                           -----------    -----------
CASH AND CASH EQUIVALENTS, End of year .................................................   $    56,554    $     6,362
                                                                                           -----------    -----------

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
   Interest paid in cash ...............................................................   $       700    $      --
                                                                                           -----------    -----------
   Income taxes paid in cash ...........................................................   $      --      $      --
                                                                                           -----------    -----------
SUPPLEMENTAL SCHEDULE OF NON-CASH INVESTING AND FINANCING ACTIVITIES:
          In December 1998, the Company entered into a capital lease obligation for $15,865 for telephone equipment

              See accompanying notes to financial statements.

                                 MICROBEST, INC.
                          NOTES TO FINANCIAL STATEMENTS
                FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997
--------------------------------------------------------------------------------

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    DESCRIPTION OF ENTITY AND BASIS OF PRESENTATION

          Microbest, Inc. is the entity resulting from the April 17, 1997 merger of an entity previously named Emerald-Shade, Inc. ("ESI") and Microbest Products, Inc. ("MPI"). This merger is described further in Note 2. MPI began operations in 1993. ESI was incorporated in Minnesota on December 3, 1996, but had no operations prior to the merger other than the issuance of its common stock. Hereinafter, the post-merger entity will be referred to as the "Company" and the pre-merger entities will be referred to as ESI and MPI. The Company is engaged in making and marketing a biologically-based, environmentally safe system of cleaning products for the industrial and institutional cleaning products industry.
          The Company's financial statements have been prepared on a going concern basis which contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of business. The Company incurred a net loss of $1,159,882 and $451,378 for the years ended December 31, 1998 and 1997, respectively, and has an accumulated deficit of $1,708,434 and a working capital deficit of $427,088 at December 31, 1998. Management recognizes that the Company must generate additional resources to enable it to continue operations. Management is planning to obtain additional capital through the sale of equity securities and has hired an investment banker to assist in raising capital. The realization of assets and satisfaction of liabilities in the normal course of business is dependent upon the Company obtaining additional equity capital and ultimately obtaining profitable operations. However, no assurances can be given that the Company will be successful in these activities. Should any of these events not occur, the accompanying consolidated financial statements will be materially affected.

    USE OF ESTIMATES
          The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

    REVENUE RECOGNITION AND CREDIT RISKS
          Revenue is recognized at the time the goods are shipped. Accounts receivable are primarily with restaurants and food service companies located nationwide. The Company sells its products to various customers spread over a wide geographic area, therefore, the Company believes that it does not have an abnormal concentration of credit risk within any one market or any one geographic area.
          For the year ended December 31, 1997, one customer accounted for 80% of the Company's total sales. This customer was a distributor for the Company's products, who resold the products to numerous secondary customers. Beginning in 1998, the Company started selling its products directly to the former distributor's customers. For 1998, no single customer accounted for more than 10% of the Company's sales.

    INVENTORIES
          The Company's proprietary products are produced under contract by independent third parties for resale and distribution by the Company. Inventories, therefore, substantially consist of the proprietary products and are recorded at the lower of cost (first-in, first-out method) or market. Products purchased with the intent to use as samples or for promotional purposes are expensed as acquired. Inventories are presented net of allowances.

                                 MICROBEST, INC.
                          NOTES TO FINANCIAL STATEMENTS
                FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997
--------------------------------------------------------------------------------

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

    PROPERTY AND EQUIPMENT
          Property and equipment is recorded at acquisition cost and depreciated using the straight-line method over the estimated useful lives of the assets. Useful lives range from five to seven years. Expenditures for routine maintenance and repairs are charged to expense as incurred.

    INCOME TAXES
          The Company accounts for income taxes in accordance with the Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes," which requires the recognition of deferred tax liabilities and assets at currently enacted tax rates for the expected future tax consequences of events that have been included in the financial statements or tax returns. Valuation allowances are established when necessary to reduce deferred tax assets to the amount that is more likely than not to be realized.

    NET LOSS PER COMMON SHARE
          The Company has adopted SFAS No. 128, "Earnings Per Share." SFAS 128 requires companies with complex capital structures or common stock equivalents to present both basic and diluted earnings per share ("EPS") on the face of the income statement. Basic EPS is calculated as income available to common stockholders divided by the weighted average number of common shares outstanding during the period. Diluted EPS is calculated using the "if converted" method for convertible securities and the treasury stock method for options and warrants as previously prescribed by Accounting Principles Board Opinion No. 15, "Earnings Per Share." The effect of common shares issuable under the terms of the Company's preferred stock outstanding are excluded from the calculation of diluted EPS since the effect is antidilutive. The adoption of SFAS 128 did not have an impact on the Company's reported results.

    NEW ACCOUNTING PRONOUNCEMENTS
          In June 1997, the FASB issued SFAS No. 130, "Reporting Comprehensive Income" and SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." SFAS 130 and 131 are effective for fiscal years beginning after December 15, 1997. Adoption of these standards in 1998 had no material impact on the Company's results of operations. A statement of comprehensive income is not presented since the Company had no items of other comprehensive income.

    CASH AND CASH EQUIVALENTS
          Cash and cash equivalents include all highly liquid investments purchased with an original maturity of three months or less. The Company occasionally maintains cash balances in financial institutions in excess of the federally insured limits.

    FAIR VALUE OF FINANCIAL INSTRUMENTS
          Cash, accounts receivable, and accounts payable and accrued expenses are reflected in the financial statements at cost, which approximates fair value because of the short-term maturity of those instruments. The fair value of the Company's loan payable, as disclosed in Note 6, cannot be estimated as the debt is in dispute.

                                 MICROBEST, INC.
                          NOTES TO FINANCIAL STATEMENTS
                FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997
--------------------------------------------------------------------------------

NOTE 2 - MERGER OF ESI AND MPI

          On April 17, 1997, a merger transaction was effected between ESI and MPI and its shareholders. To complete the merger, ESI issued 3,950,000 new shares of its common stock and 40,000 shares of preferred stock to the shareholders of MPI in exchange for all of the outstanding stock (1,000 shares of common stock) of MPI. (These share amounts are after giving effect to a November 1997 adjustment to the merger, which included a reverse capital split of the preferred stock and a cancellation of common shares.) As a result of this merger, the business of MPI will be conducted within the legal entity ESI. Prior to the merger, ESI was a non-operating entity with publicly traded common stock pursuant to a December 1996 Regulation D, Rule 504 offering. At the date of the merger, ESI had no significant assets or liabilities.
          Although ESI (renamed Microbest, Inc.) is the legal surviving corporation, for accounting purposes, the merger is treated as a purchase business acquisition of ESI by MPI (commonly called a reverse acquisition) and a recapitalization of MPI. MPI is the acquirer for accounting purposes because the former MPI stockholders received the larger portion of the common stockholder interests and voting rights in the combined enterprise when compared to the common stockholder interests and voting rights retained by the former ESI stockholders. As a result of this accounting treatment, the Company is recapitalized for accounting purposes to reflect the authorized stock of the legal surviving entity.
          Pro forma information has not been presented for this merger. Such information would not be meaningful since ESI had no operations prior to the merger.
          The shares outstanding of MPI, as well as other share and per share amounts, have been restated to December 31, 1996 to reflect the subsequent recapitalization as if a stock split had occurred and to reflect the November 1997 adjustment to the merger transaction.


NOTE 3 - PROPERTY AND EQUIPMENT

          Property and equipment consists of the following at December 31, 1998 and 1997:

                                                           1998            1997
                                                       --------        --------
Leasehold improvements .........................       $ 20,067        $   --
Office and computer equipment ..................         62,037          12,841
Less:  Accumulated depreciation ................        (14,510)         (4,754)
                                                       --------        --------

          Property and equipment, ..............       $ 67,594        $  8,087
                                                       ========        ========

          Depreciation expense for the years ended December 31, 1998 and 1997 was $9,756 and $2,120, respectively.

NOTE 4 - CAPITAL LEASE OBLIGATION

          In December 1998, a telephone system was acquired through a capital lease transaction. The lease calls for payments of $350 for 60 months with the first payment due in January 1999. Imputed interest over the life of the lease is $5,158 for a total recorded obligation at December 31, 1998 of $15,865.

                                 MICROBEST, INC.
                          NOTES TO FINANCIAL STATEMENTS
                FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997
--------------------------------------------------------------------------------

NOTE 5 - ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

          Accounts payable and accrued liabilities at December 31, 1998 and 1997 consist of the following:

                                                           1998           1997
                                                         --------       --------
Accounts payable .................................       $ 45,335       $ 64,379
Accrued liabilities:
   Product liability .............................         25,000         10,000
   Payroll, vacation pay, and related ............         90,961         10,000
   Interest payable ..............................         29,503         11,450
   Sales tax, legal, and other ...................         75,000          9,879
                                                         --------       --------

          Total ..................................       $265,799       $105,708
                                                         --------       --------


NOTE 6 - LOAN PAYABLE

          At December 31, 1997, the Company had a loan payable for which it recorded an amount due for principal of $63,609. The creditor, who is a shareholder, made a formal demand for payment, however, the Company disputed both the amount that was due and the terms of the loan. In 1998, based on ongoing negotiations with the creditor, the Company increased the recorded amount of principal due to $100,000 and adjusted accrued interest payable accordingly (see Note 5). The matter was settled in 1999 for the payment of $100,000 and an agreement that applies to 300,000 shares of the Company's common stock held by the creditor, as follows: through February 2000, the Company has the option to repurchase these shares at a price of $2.25; in the event that the Company has not repurchased these shares from the creditor by April 2000, then for a limited period of ten days, the creditor has the right to force a sale to the Company of any or all of these shares at a price of $1.50 per share.



NOTE 7 - INCOME TAXES

          A summary of the provision for income taxes for the years ended December 31, 1998 and 1997 is as follows:

                                                           1998           1997
                                                         --------       --------
Currently payable ................................       $     --       $    --
Deferred tax benefit..............................        373,820       157,983
Less:  Valuation allowance .......................       (373,820)     (157,983)
                                                         --------       --------

          Provision for income taxes .............       $     --       $     --
                                                         ========       ========

                                 MICROBEST, INC.
                          NOTES TO FINANCIAL STATEMENTS
                FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997
--------------------------------------------------------------------------------

NOTE 7 - INCOME TAXES (continued)

          Net deferred tax assets at December 31, 1998 and 1997 are as follows:

                                                        1998            1997
                                                      ---------       ---------
Available net operating loss carryovers ........      $ 565,813       $ 191,993
Less:  Valuation allowance .....................       (565,813)       (191,993)
                                                      ---------       ---------

          Net deferred tax assets ..............      $    --         $    --
                                                      =========       =========

          The Company has used a combined estimated federal and state tax rate of approximately 33.5% for all deferred tax computations. A rate reconciliation has not been provided since it is not meaningful in the circumstances. There are no significant deferred tax liabilities.
          The Company has recorded a valuation allowance in accordance with the provisions of SFAS No. 109 to reflect the estimated amount of deferred tax assets which may not be realized. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation future taxable income during the periods in which temporary differences and/or carryforward losses become deductible.
          The Company has available tax net operating loss carryovers ("NOLs") as of December 31, 1998 of approximately $1,581,000. The NOLs expire beginning in 2008. Certain provisions of the tax law may limit the net operating loss carryforwards available for use in any given year in the event of a significant change in ownership interest. There have already been significant changes in stock ownership; however, management believes that an ownership change has not yet occurred which would cause the net operating loss carryover to be limited.



NOTE 8 - STOCKHOLDERS' EQUITY

    COMMON STOCK
          The holders of the common stock are entitled to one vote per share and have non-cumulative voting rights. The holders are also entitled to receive dividends when, as, and if declared by the Board of Directors. Additionally, the holders of the common stock do not have any preemptive right to subscribe for, or purchase, any shares of any class of stock.

    PREFERRED STOCK
          The preferred stock, designated as Class A Preferred, is convertible to common stock at a ratio of 10 shares of common for every share of preferred stock. The conversion period expires five years from the date of the preferred issuance, or April 2002. In November 1997, when a one for 50 reverse split of the stock was effected, the shareholders agreed to adjust the conversion terms so the ratio for conversion remained at 10 shares of common for each share of preferred.

    NASD APPROVAL
          In April 1997, the Company submitted an application to be listed on the NASD OTC Bulletin Board under rule 15c2-11 of the Securities Exchange Act of 1934. On March 2, 1998, the Company's shares were approved for public trading under the symbol MBST.

                                 MICROBEST, INC.
                          NOTES TO FINANCIAL STATEMENTS
                FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997
--------------------------------------------------------------------------------

NOTE 9 - COMMITMENTS AND CONTINGENCIES

    LEASES
          The Company leases its office space under a lease expiring in March 2003, as well as certain other equipment. Future minimum lease payments under these operating leases are approximately as follows:

Year Ending
DECEMBER 31,
------------
    1999                             $ 25,272
    2000                               26,088
    2001                               26,928
    2002                               24,476
    2003                                5,703
                                     --------
                                     $108,467
                                     --------

          During the year ended December 31, 1997, a shareholder was providing a facility to the Company without charge. Total rental expense incurred during 1998 was $29,349.

    LITIGATION
          From time to time, the Company is exposed to claims and legal actions in the normal course of business, some of which are initiated by the Company. One of these matters relates to the dismissal for cause in December 1998 of a former officer of the Company. As a result of this dismissal, the employment agreement with the officer was deemed void and the officer's stock compensation arrangement was canceled. Counsel to the Company has advised management that these actions are appropriate in the circumstances. The former officer has filed an arbitration action against the Company, claiming substantial damages. At December 31, 1998, management has recorded reserves for legal fees to cover anticipated future expenses for this and other matters and believes that this and any other such outstanding issues will be resolved without significant additional liability to the Company.



NOTE 10 - NET LOSS PER COMMON SHARE

          For the years ended December 31, 1998 and 1997, weighted average common shares include only common shares outstanding. The inclusion of common share equivalents would be anti-dilutive and, as such, they are not included.
          For 1997, the number of shares of MPI were restated to the beginning of the year to reflect the number of shares received in the merger with ESI as if a stock split had occurred. The subsequently canceled shares relating to the merger were also restated to the beginning of the year.

                                 MICROBEST, INC.
                          NOTES TO FINANCIAL STATEMENTS
                FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997
--------------------------------------------------------------------------------

NOTE 10 - NET LOSS PER COMMON SHARE (continued)

          A reconciliation of the number of common shares shown as outstanding in the consolidated financial statements with the number of shares used in the computation of weighted average common shares outstanding is shown below:

                                                 1998                1997
                                              ----------          ---------
Common shares outstanding at December 31st    13,041,208          9,334,606
Effect of weighting ......................    (1,444,181)        (1,743,017)
                                              ----------          ---------

          Weighted average common shares .    11,597,027          7,591,589
                                              ==========          =========

NOTE 11 - RELATED PARTY TRANSACTIONS

          A financial services company, who is also a shareholder, received commissions customary in the industry for helping the Company sell its common stock. In addition, during 1996 and 1997, this entity loaned the Company a total of $261,856 of operating funds. These funds were converted into 261,856 shares of common stock in 1997. The funds advanced during 1996 are included in equity under the caption, "funds advanced for subsequently issued stock."
          On June 12, 1998, the Company entered into a two-year agreement with Matthew J. Bruderman, who owns and operates an SEC registered investment advisory firm (M.J. Bruderman & Company, the "firm"), to provide financial consulting services, including but not limited to, the raising of investment capital for the Company. As compensation for such services, the Company issued 1,000,000 shares of its common stock to the firm. Concurrent with the execution of the agreement, Mr. Bruderman and the firm have made a commitment to assist the Company in raising working capital through June 11, 2000. At December 31, 1998, the firm has advanced the Company $200,000 of funds on a non-interest bearing basis.



NOTE 12 - SUBSEQUENT EVENTS

    STOCK OPTION PLAN
          On March 25, 1999, the Board of Directors approved the creation of an incentive stock option plan (the "plan"), a qualified plan in accordance with the rules and regulations of the Internal Revenue Code, and reserved 1,000,000 shares of the Company's common stock for options to be granted under the plan. To conform with the Internal Revenue Code, the plan must be approved by a majority of the Company's stockholders within one year of its effective date.

                                 MICROBEST, INC.

                         UNAUDITED FINANCIAL STATEMENTS
                           SEPTEMBER 30, 1999 AND 1998

                                TABLE OF CONTENTS

                                                                    PAGE
                                                                    ----
      FINANCIAL STATEMENTS

              Balance Sheets                                        F-15

              Statements of Operations                              F-16

              Statements of Changes in Stockholders' Deficit        F-17

              Statements of Cash Flows                              F-18

      NOTES TO FINANCIAL STATEMENTS                                 F-19

                             MICROBEST, INC.
                        BALANCE SHEETS (Unaudited)
                       SEPTEMBER 30, 1999 AND 1998

                                                                                                   1999                     1998
                                                                                                -----------             -----------
                                     ASSETS
CURRENT ASSETS:
   Cash and cash equivalents .......................................................            $    13,999             $    26,820
   Accounts receivable, net of allowances of $11,540
    in 1999 and $8,540 in 1998 .....................................................                 95,834                  85,384
   Inventories, net ................................................................                 52,391                  94,480
                                                                                                -----------             -----------
         TOTAL CURRENT ASSETS ......................................................                162,224                 206,684

PROPERTY AND EQUIPMENT, net ........................................................                 69,719                  36,172

OTHER ASSETS .......................................................................                  5,635                   4,875
                                                                                                -----------             -----------
         TOTAL .....................................................................            $   237,578             $   247,731
                                                                                                ===========             ===========
                      LIABILITIES AND STOCKHOLDERS' DEFICIT

CURRENT LIABILITIES:
   Accounts payable and accrued expenses ...........................................            $   310,867             $   236,503
   Current portion of capital lease obligation .....................................                  1,981                    --
   Loan payable ....................................................................                   --                    63,609
   Bridge loan .....................................................................                150,000                    --
                                                                                                -----------             -----------
         TOTAL CURRENT LIABILITIES .................................................                462,848                 300,112
                                                                                                -----------             -----------
LONG-TERM PORTION - Capital lease obligation .......................................                 12,205                    --
                                                                                                -----------             -----------
ADVANCES FROM RELATED ENTITY .......................................................                200,000                  60,000
                                                                                                -----------             -----------
COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS' DEFICIT:
   Preferred stock, 50,000,000 shares authorized,
    at stated value ................................................................                    400                     400
   Common stock, 100,000,000 shares authorized,
    at stated value ................................................................                 14,239                  12,112
   Additional paid-in capital ......................................................              1,887,376               1,063,648
   Deficit .........................................................................             (2,339,490)             (1,188,541)
                                                                                                -----------             -----------
         STOCKHOLDERS' DEFICIT, NET ................................................               (437,475)               (112,381)
                                                                                                -----------             -----------
         TOTAL .....................................................................            $   237,578             $   247,731
                                                                                                -----------             -----------

                             MICROBEST, INC.
                   STATEMENTS OF OPERATIONS (Unaudited)
          FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1999 AND 1998

                                                       1999            1998
                                                   ------------    ------------
SALES ..........................................   $    403,943    $    296,676

COST OF SALES ..................................        238,215         211,264
                                                   ------------    ------------
         GROSS MARGIN (LOSS) ...................        165,728          85,412

ADMINISTRATIVE EXPENSES ........................        782,045         723,437
                                                   ------------    ------------
         LOSS FROM OPERATIONS ..................       (616,317)       (638,025)

INTEREST EXPENSE ...............................         14,739           1,964
                                                   ------------    ------------
         LOSS BEFORE PROVISION FOR INCOME TAXES        (631,056)       (639,989)

PROVISION FOR INCOME TAXES .....................           --              --
                                                   ------------    ------------
         NET LOSS ..............................   $   (631,056)   $   (639,989)
                                                   ============    ============

LOSS PER COMMON SHARE:
   Basic and diluted ...........................   $     (0.046)   $     (0.060)
                                                   ============    ============
   Weighted average common shares outstanding ..     13,709,646      10,670,375
                                                   ============    ============

                                 MICROBEST, INC.
           STATEMENTS OF CHANGES IN STOCKHOLDERS' DEFICIT (UNAUDITED)
              FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1999 AND 1998
--------------------------------------------------------------------------------

                                                             PREFERRED STOCK                    COMMON STOCK
                                                        ----------------------------   -----------------------------    ADDITIONAL
                                                                       STATED VALUE                    STATED VALUE      PAID-IN
                                                        # OF SHARES   $.01 PER SHARE   # OF SHARES   $.001 PER SHARE     CAPITAL
                                                        -----------   --------------   -----------   ---------------   -----------
                                                                        FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1999
                                                        ---------------------------------------------------------------------------
STOCKHOLDERS' DEFICIT, January 1, 1999 ..............        40,040   $          400    13,041,200   $        13,041   $ 1,351,490

Issuance of common stock ............................          --               --       1,197,701             1,198       535,886

Net loss for the nine months ended September 30, 1999          --               --            --                --            --

STOCKHOLDERS' DEFICIT, September 30, 1999 ...........        40,040   $          400    14,238,901   $        14,239   $ 1,887,376

                                                                        FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1998
                                                        ---------------------------------------------------------------------------

STOCKHOLDERS' DEFICIT, January 1, 1998 ..............        40,040   $          400     9,334,606   $         9,335   $   429,546

Issuance of common stock ............................          --               --       2,777,855             2,777       634,102

Net loss for the nine months ended September 30, 1998          --               --            --                --            --

STOCKHOLDERS' DEFICIT, September 30, 1998 ...........        40,040   $          400    12,112,461   $        12,112   $ 1,063,648
                                                        -----------   --------------   -----------   ---------------   -----------

                                                                      STOCKHOLDERS'
                                                         DEFICIT       DEFICIT, NET
                                                       -----------    -------------

                                                       ----------------------------
STOCKHOLDERS' DEFICIT, January 1, 1999 ..............  $(1,708,434)   $    (343,503)

Issuance of common stock ............................         --            537,084

Net loss for the nine months ended September 30, 1999     (631,056)        (631,056)

STOCKHOLDERS' DEFICIT, September 30, 1999 ...........  $(2,339,490)   $    (437,475)


                                                       ----------------------------

STOCKHOLDERS' DEFICIT, January 1, 1998 ..............  $  (548,552)   $    (109,271)

Issuance of common stock ............................         --            636,879

Net loss for the nine months ended September 30, 1998     (639,989)        (639,989)

STOCKHOLDERS' DEFICIT, September 30, 1998 ...........  $(1,188,541)   $    (112,381)
                                                       -----------    -------------

                             MICROBEST, INC.
                   STATEMENTS OF CASH FLOWS (Unaudited)
          FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1999 AND 1998

                                                           1999         1998
                                                         ---------    ---------
CASH FLOWS FROM OPERATING ACTIVITIES:
   Net loss ..........................................   $(631,056)   $(639,989)
   Adjustments to reconcile net loss to net cash
    used in operating activities:
      Depreciation ...................................      10,000        8,000
      Common stock issued for services ...............        --           --
      Interest accrued on loan payable ...............        --           --
      Changes in certain assets and liabilities:
         Accounts receivable .........................     (30,024)     (67,862)
         Inventories .................................      (9,934)     (71,280)
         Accounts payable and accrued expenses .......      45,068      130,795
         Other .......................................      (1,568)        --
                                                         ---------    ---------
         NET CASH USED IN OPERATING ACTIVITIES .......    (617,514)    (640,336)
                                                         ---------    ---------
CASH FLOWS FROM INVESTING ACTIVITY - Acquisition
 of property and equipment ...........................     (12,125)     (36,085)
                                                         ---------    ---------
CASH FLOWS FROM FINANCING ACTIVITIES:
   Proceeds from stock sales .........................     537,084      636,879
   Loan repayment ....................................    (100,000)        --
   Advances from a related entity ....................        --         60,000
   Proceeds from bridge financing ....................     150,000         --
                                                         ---------    ---------
         NET CASH PROVIDED BY FINANCING ACTIVITIES ...     587,084      696,879
                                                         ---------    ---------
         NET INCREASE (DECREASE) IN CASH
          AND CASH EQUIVALENTS .......................     (42,555)      20,458

CASH AND CASH EQUIVALENTS, Beginning of year .........      56,554        6,362
                                                         ---------    ---------
CASH AND CASH EQUIVALENTS, End of year ...............   $  13,999    $  26,820
                                                         =========    =========

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
   Interest paid in cash .............................   $    --      $    --
                                                         =========    =========
   Income taxes paid in cash .........................   $    --      $    --
                                                         =========    =========

                                 MICROBEST, INC.
                  NOTES TO FINANCIAL STATEMENTS (UNAUDITED)
            FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1999 AND 1998
--------------------------------------------------------------------------------

The accompanying financial statements of Microbest, Inc. have been prepared in accordance with generally accepted accounting principles for interim financial information. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. The financial statements as of and for the periods ended September 30, 1999 and 1998 are unaudited. The results of operations for the interim periods shown in this report are not necessarily indicative of the results of operations to be expected for the fiscal year. These interim financial statements should be read in conjunction with the annual financial statements and footnotes for the year ended December 31, 1998 included in the Company's Form 10-SB.

PROMISSORY NOTES

On October 21, 1999, the Company issued $200,000 of Convertible Promissory Notes. The notes bear interest at 8 3/4% and mature in five years. After 18 months and until maturity, the outstanding balance of principal and interest shall be convertible, at the option of the holder, into shares of the Company's common stock at a conversion price 20% below the average closing bid prices of the common stock for the prior 90 days.

Also on October 21, 1999, the Company issued a $150,000 promissory note, due in one year, with interest at 12 3/4%. The holder of the note will also receive 50,000 shares of the Company's common stock.